Exhibit 99.1

Norwegian Cruise Line Reports Results for First Quarter 2009

EBITDA in the First Quarter Improves to $50.9 Million in 2009 Compared to $34.8 Million in 2008

Record First Quarter Occupancy Percentage of 106.9%

MIAMI--(BUSINESS WIRE)--May 14, 2009--Norwegian Cruise Line (the “Company”) reported an EBITDA improvement for the three months ended March 31, 2009 of 46.3% to $50.9 million versus $34.8 million for the same period in 2008. Net income rose to $5.2 million in 2009 versus a net loss of $145.0 million in 2008. These increases in profitability came despite a decrease in Net Revenues for the first quarter of 15.5%. Net Revenues decreased primarily due to a 7.9% decrease in Net Yields and an 8.3% decrease in Capacity Days. The decrease in Net Yields resulted mainly from weakness in passenger ticket pricing offset by an increase in Net Yields pertaining to onboard and other revenues. The decrease in Capacity Days resulted from the departure of Marco Polo and Norwegian Dream from the Company’s fleet in March and November of 2008, respectively. Occupancy Percentage for the first quarter of 2009 was 106.9% compared to 106.4% in the first quarter of 2008, and is the highest for a first quarter since the introduction of the Company’s first modern, purpose-built Freestyle Cruising ship slightly less than ten years ago.

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Net Cruise Costs per Capacity Day decreased 14.7% in the first quarter of 2009 compared to the same period in 2008. The decrease in these costs is primarily attributable to lower fuel costs across the fleet and lower payroll and related costs per Capacity Day primarily due to cost savings from the re-flagging of Pride of Hawai`i and Pride of Aloha from the U.S.-flagged fleet to the international fleet. For the first quarter of 2009, average fuel costs decreased 43.3% from the first quarter of 2008 from $526 to $298 per metric ton.

Interest expense, net of capitalized interest, decreased to $25.4 million in the first quarter of 2009 from $47.7 million for the first quarter of 2008 primarily due to lower average interest rates in the period which were partially offset by an increase in outstanding long-term debt balances. Other income (expenses), net improved to a $17.3 million gain in 2009 from a $92.7 million loss in 2008, primarily due to foreign currency translation gains of $15.4 million in 2009 compared to losses of $92.5 million in 2008.

“Although our results reflect the weakness in the overall economy, I am pleased with how our strategic initiatives have softened the impact and continue to position us for the future,” said Kevin Sheehan, chief executive officer of Norwegian Cruise Line. “The restructuring of our Hawaii operation, as well as our focus on our cost structure, have resulted in significant savings which are reflected in our improved EBITDA result. Our fleet renewal program continues with the scheduled departure of the oldest ship in our fleet, Norwegian Majesty, in October of this year, and we continue to eagerly prepare for the 2010 delivery of Norwegian Epic, which goes on sale to the general public on May 21, 2009.”

Outlook

Although pricing continues to be soft, booking levels continue to remain strong and occupancy rates should equal or exceed those of last year. The booking curve, which had contracted considerably at the end of 2008, has lengthened slightly, although it continues to be shorter compared to historic levels. “As we continue to navigate through this difficult economy, we see signs of improvement. An expanding booking curve, however slight, as well as record occupancy levels are signs that the marketplace is receptive to cruising as a vacation choice. Although we continue to be disappointed with the current pricing environment, we are optimistic that we are introducing new people to our brand and bringing in new cruisers to the market,” said Sheehan.

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Terminology and Non-GAAP Financial Measures

Non-GAAP Information

To supplement the Company’s condensed consolidated financial statements presented on a U.S. Generally Accepted Accounting Principles (GAAP) basis, the Company also provides certain non-GAAP financial measures, including EBITDA.

We define EBITDA as earnings before interest, other income (expenses) including taxes, and depreciation and amortization and is used by management to measure operating performance of the business. Management believes EBITDA is a useful measure as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, selling, general and administrative expenses and other operating income and expense. EBITDA is also one of the measures used by the Company to calculate incentive compensation for management-level employees. While EBITDA is not a recognized measure under GAAP, management uses this financial measure to evaluate and forecast the Company’s business performance. This non-GAAP financial measure has certain material limitations, including:

* it does not include net interest expense. As the Company has borrowed money for general corporate purposes, interest expense is a necessary element of its costs and ability to generate profits and cash flows; and

* it does not include depreciation and amortization expenses. As the Company uses capital assets, depreciation and amortization are necessary elements of its costs and ability to generate profits and cash flows.

Management compensates for these limitations by using EBITDA as only one of several measures for evaluating the Company’s business performance. In addition, capital expenditures, which impact depreciation and amortization, interest expense and income tax expense, are reviewed separately by management. Management believes EBITDA can provide a more complete understanding of the underlying operating results and trends and an enhanced overall understanding of the Company’s financial performance and prospects for the future. EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments.

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Passenger Cruise Days

Passenger Cruise Days represents the number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Capacity Days

Capacity Days represents double occupancy per cabin multiplied by the number of cruise days for the period.

Occupancy Percentage

Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Net Revenues

Net Revenues represents total revenues less commissions, transportation and other expenses and onboard and other expenses.

Gross Yields

Gross Yields represents total revenues per Capacity Day.

Net Yields

Net Yields represents Net Revenues per Capacity Day.

Gross Cruise Costs

Gross Cruise Costs represents the sum of total cruise operating expenses and marketing, general and administrative expenses.

Net Cruise Costs

Net Cruise Costs represents Gross Cruise Costs less commissions, transportation and other expenses, and onboard and other expenses.

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Berths, in accordance with cruise industry practice, are determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers.

We use certain non-GAAP financial measures, such as Net Revenues, Net Yields and Net Cruise Costs to enable us to analyze our performance. We utilize Net Revenues and Net Yields to manage our business on a day-to-day basis and believe that it is the most relevant measure of our revenue performance because it reflects the revenues earned by us net of significant variable costs and is commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income (loss), we believe changes in Net Cruise Costs and Net Cruise Costs Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs. We have not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields and projected Gross Cruise Costs to projected Net Cruise Costs due to the significant uncertainty in projecting the costs deducted to arrive at these measures. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful. Our use of non-GAAP financial measures may not be comparable to other companies within our industry.

About Norwegian Cruise Line

Norwegian Cruise Line (NCL) is the innovator in cruise travel with a 42-year history of breaking the boundaries of traditional cruising, most notably with the introduction of Freestyle Cruising which has revolutionized the industry by allowing guests more freedom and flexibility.

Today, NCL has the youngest fleet in the industry with 11 purpose-built Freestyle Cruising ships, providing guests the opportunity to enjoy a relaxed cruise vacation on the newest, most contemporary ships at sea.

NCL is presently building Norwegian Epic, a third generation Freestyle Cruising ship, for delivery in May 2010.

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High resolution, downloadable images are available at www.ncl.com/pressroom. For further information on NCL, visit www.ncl.com or contact NCL in the U.S. and Canada at (866) 234-0292.

Forward-Looking Statements

This release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws including the statements made under the "Outlook" section of this release. Generally, the words “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend,” “future,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. These risks include, but are not limited to, the impact of changes in the global credit markets on the Company’s ability to borrow and counterparty credit risks, including those under the Company’s credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees; the ability to obtain financing and/or insurance coverage on terms that are favorable or consistent with the Company's expectations; the continued availability under our credit facilities and compliance with our covenants; changes in cruise capacity, as well as capacity changes in the overall vacation industry; the introduction of competing itineraries and other products by other companies; changes in general economic, business and geo-political conditions; adverse economic conditions that may affect consumer demand for cruises such as higher unemployment rates, fuel price increases, declines in the securities and real estate markets, and declines in disposable income and consumer confidence; adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events; the lack of acceptance of new itineraries, products or services by the Company’s targeted customers; the Company’s ability to implement brand strategies and its shipbuilding programs, and to continue to expand its business worldwide; the costs of new initiatives; changes in interest rates, fuel costs or foreign currency rates; increases in our future fuel expenses related to implementing recently approved International Maritime Organization regulations, which require the use of higher priced low sulfur fuels in certain cruising areas; the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with the Company’s expectations; the risks associated with operating internationally; the impact of the spread of

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contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; the Company’s ability to attract and retain qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate the Company’s collective bargaining agreements on favorable terms; changes in other operating costs such as crew, insurance and security costs; the continued availability of attractive port destinations; the impact of pending or threatened litigation and investigations; the impact of changes in the Company’s credit ratings; changes involving the corporate, tax, environmental, health, safety, security and other regulatory regimes in which the Company operates; the impact of any future changes relating to how travel agents sell and market the Company’s cruises; the impact on the Company’s business of any future increases in the price of, or major changes or reduction in, commercial airline services; the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of the Company’s ships; disruptions to the Company’s software and other information technology systems; the implementation of regulations in the United States requiring United States citizens to obtain passports for travel to additional foreign destinations; the impact of weather and natural disasters; and other risks discussed in the Company’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. In addition, certain financial measures in this release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.

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NORWEGIAN CRUISE LINE
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands)

	Three months ended
	March 31,
	2009	2008

Revenues
Passenger ticket revenues	$283,148	$358,534
Onboard and other revenues	141,307	153,039
Total revenues	424,455	511,573
Cruise operating expenses
Commissions, transportation and other	66,949	85,343
Onboard and other	35,436	45,006
Payroll and related	82,263	105,626
Fuel	32,528	67,162
Food	29,992	29,730
Other operating	63,082	68,907
Total cruise operating expenses	310,250	401,774
Marketing, general and administrative expenses	63,303	74,978
Depreciation and amortization expenses	37,984	39,756
Total operating expenses	411,537	516,508
Operating income (loss)	12,918	(4,935)
Non-operating income (expenses)
Interest income	348	289
Interest expense, net of capitalized interest	(25,412)	(47,712)
Other income (expenses), net	17,335	(92,655)
Total non-operating expenses	(7,729)	(140,078)
Net income (loss)	$5,189	$(145,013)

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NORWEGIAN CRUISE LINE
CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands, except share data)

	March 31,	December 31,
	2009	2008

Assets
Current assets:
Cash and cash equivalents	$151,436	$185,717
Restricted cash	3,923	4,004
Accounts receivable, net	5,895	6,047
Due from Affiliate, net	8,038	-
Inventories	28,943	29,494
Prepaid expenses and other assets	22,693	24,460
Total current assets	220,928	249,722
Property and equipment, net	3,856,652	4,119,222
Goodwill and tradenames	602,792	602,792
Other assets	75,376	75,405
Total assets	$4,755,748	$5,047,141
Liabilities and shareholders' equity
Current liabilities:
Current portion of long-term debt	$2,867	$182,487
Accounts payable	39,790	70,412
Accrued expenses and other liabilities	251,741	278,213
Due to Affiliate, net	-	210,058
Advance ticket sales	283,634	250,638
Total current liabilities	578,032	991,808
Long-term debt	2,592,705	2,474,014
Other long-term liabilities	38,425	31,520
Total liabilities	3,209,162	3,497,342
Commitments and contingencies
Shareholders' equity:
Ordinary shares, $.0012 par value; 25,000,000 shares authorized;
20,000,000 shares issued and outstanding	24	24
Additional paid-in capital	2,243,052	2,242,946
Accumulated other comprehensive (loss) income	(8,371)	137
Accumulated deficit	(688,119)	(693,308)
Total shareholders' equity	1,546,586	1,549,799
Total liabilities and shareholders' equity	$4,755,748	$5,047,141

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NORWEGIAN CRUISE LINE
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	Three months ended
	March 31,
	2009	2008

Cash flows from operating activities
Net income (loss)	$5,189	$(145,013)
Adjustments to reconcile net income (loss) to
net cash provided by (used in) operating activities:
Depreciation and amortization expenses	37,984	39,756
(Gain) loss on translation of debt	(17,067)	103,612
Loss on derivatives	799	-
Write-off of unamortized loan fees	-	6,788
Other	173	221
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable, net	152	(24,943)
Decrease in inventories	551	2,677
Decrease (increase) in prepaid expenses and other assets	2,843	(18,792)
Decrease in accounts payable	(30,622)	(36,848)
(Decrease) increase in accrued expenses and other liabilities	(28,915)	6,658
Increase in advance ticket sales	32,996	6,719
Net cash provided by (used in) operating activities	4,083	(59,165)
Cash flows from investing activities
Additions to property and equipment, net	(56,110)	(19,520)
Decrease (increase) in restricted cash	34	(72)
Net cash used in investing activities	(56,076)	(19,592)
Cash flows from financing activities
Repayments on long-term debt	(73,862)	(1,186,962)
Proceeds from long-term debt	30,000	309,000
Transactions with Affiliate, net	62,600	1,720
Contribution from Affiliate, net	-	948,276
Other	(1,026)	(579)
Net cash provided by financing activities	17,712	71,455
Net decrease in cash and cash equivalents	(34,281)	(7,302)
Cash and cash equivalents at beginning of period	185,717	40,291
Cash and cash equivalents at end of period	$151,436	$32,989

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NORWEGIAN CRUISE LINE
NON-GAAP RECONCILING INFORMATION
(unaudited)

The following table sets forth selected statistical information:

	Three months ended
	March 31,
	2009	2008
Passengers Carried	332,961	309,034
Passenger Cruise Days	2,263,459	2,455,290
Capacity Days	2,117,520	2,307,929
Occupancy Percentage	106.9%	106.4%

Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Three months ended
	March 31,
	2009	2008

Passenger ticket revenues	$283,148	$358,534
Onboard and other revenues	141,307	153,039
Total revenues	424,455	511,573
Less:
Commissions, transportation and other	66,949	85,343
Onboard and other	35,436	45,006
Net Revenues	$322,070	$381,224

Capacity Days	2,117,520	2,307,929
Gross Yields	$200.45	$221.66
Net Yields	$152.10	$165.18

Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except Capacity
Days and per Capacity Day data):
	Three months ended
	March 31,
	2009	2008

Total cruise operating expenses	$310,250	$401,774
Marketing, general and administrative expenses	63,303	74,978
Gross Cruise Costs	373,553	476,752
Less:
Commissions, transportation and other	66,949	85,343
Onboard and other	35,436	45,006
Net Cruise Costs	$271,168	$346,403

Capacity Days	2,117,520	2,307,929
Gross Cruise Costs per Capacity Day	$176.41	$206.57
Net Cruise Costs per Capacity Day	$128.06	$150.09

EBITDA was calculated as follows (in thousands):

	Three months ended
	March 31,
	2009	2008

Net income (loss)	$5,189	$(145,013)
Less:
Interest income	(348)	(289)
Other income, net	(17,335)	-
Plus:
Interest expense, net of capitalized interest	25,412	47,712
Depreciation and amortization expenses	37,984	39,756
Other expenses, net	-	92,655
EBITDA	$50,902	$34,821

CONTACT:
Norwegian Cruise Line, Miami
Media Relations:
AnneMarie Mathews, 305-436-4713
PublicRelations@ncl.com
or
Investor Relations:
Mark A. Kempa, 305-436-4932

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